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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-53174

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G1 EXECUTION SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

410 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MELISSA JAMACA	610-617-4385	MELISSA.JAMACA@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MELISSA JAMACA _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G1 EXECUTION SERVICES _____, as of 12/31 _____, 2 024 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
MICHAEL L MOLLEN - Notary Public
Montgomery County
My Commission Expires June 14, 2026
Commission Number 1225167

Signature: _____

Title: _____
TREASURER

M. L. Moll 2/20/25
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

G1 EXECUTION SERVICES, LLC

(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024



Report of Independent Registered Public Accounting Firm

To the Member of G1 Execution Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of G1 Execution Services, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 26, 2025

We have served as the Company's auditor since 2023.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, www.pwc.com/us

G1 EXECUTION SERVICES, LLC

Statement of Financial Condition
December 31, 2024
(dollars in thousands)

Assets

Receivable from clearing brokers	$	412,711
Securities owned - at fair value		1,899,692
Accrued trading receivables		7,519
Other assets		9,182
Total assets	$	2,329,104

Liabilities and member's equity

Securities sold, not yet purchased - at fair value	$	1,625,142
Accrued trading payables		15,344
Payable to affiliates		4,584
Accrued compensation		6,432
Accrued expenses and other liabilities		1,294
Total liabilities		1,652,796
Member's equity		676,308
Total liabilities and member's equity	$	2,329,104

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

NOTE 1 – ORGANIZATION

G1 Execution Services, LLC (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity generally acts as a market maker in listed and over-the-counter (OTC) equity securities. The Entity is 100% owned by G1X Holdings, LLC.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results could differ from those estimates.

Financial Instruments

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Depreciation

Depreciation of fixed assets is computed using the straight-line method over the estimated useful life of the assets.

Cash

The Entity maintains a deposit account for cash, which at times, may exceed federally insured limits of $250.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

Current Expected Credit Losses ("CECL")

The Entity assessed certain financial assets, as noted below, measured at amortized cost for credit losses using a CECL methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing brokers; No allowance for credit losses is recognized on receivable from clearing brokers. The Entity determined that no expected credit losses exist due to the nature and life of the financial assets held with each of the Entity's clearing brokers and organizations. Certain trades and contracts are cleared through centralized clearing organizations and settled daily, therefore limiting unsettled credit exposure. The Entity monitors the capital adequacy of its clearing brokers.

Valuation of Financial Instruments

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3:   Unobservable inputs for the asset or liability.

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

See *Note 5 – Fair Value of Financial Instruments* for further information.

NOTE 3 – RISK FACTORS

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of fixed income or rate-sensitive instruments.

Currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

NOTE 4 – RELATED PARTY TRANSACTIONS

The schedule below identifies the location of the Entity's related party activities within the statement of financial condition. Explanation of the relationships are included below the schedule.

	Activity	Receivable / Payable	Statement of Financial Condition Location
(1)	Shared services agreement	$ 3,611	Payable to affiliates
(2)	Administrative and technical support services	914	Payable to affiliates
(3)	Infrastructure support services	24	Payable to affiliates
(4)	Trading and execution services	369	Other assets
(5)	Trading and execution services	35	Payable to affiliates

(1) An affiliate acts as a common payment agent for the Entity for various direct and indirect operating expenses. Direct operating expenses typically include payroll costs, professional fees, and market data costs. The Entity pays the affiliate for these costs. Additionally, the affiliate provides services related to intellectual property. The Entity pays for these services.

(2) Affiliates provide the Entity with administrative and technology support services. The Entity pays a monthly fee for these services.

(3) An affiliate provides infrastructure support services to the Entity. The Entity pays a monthly fee for these services.

(4) An affiliated broker-dealer pays the Entity a fee for trading and execution charges incurred. The Entity provides a rebate to the affiliate for liquidity provided, when applicable.

(5) The Entity pays an affiliated broker-dealer a fee based for trading and execution charges incurred. The Entity receives a rebate from the affiliate for liquidity provided, when applicable.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2024. Any financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally limited credit risk. This estimated fair value would be classified under Level 2.

Assets measured at fair value:

Description	Totals	Level 1	Level 2
Equities	$ 1,899,572	$ 1,892,618	$ 6,954
Corporate debt securities	120	—	120
Total securities owned	**$ 1,899,692**		
Futures	2,074	2,074	$ —

Liabilities measured at fair value:

Description	Totals	Level 1	Level 2
Equities	$ 1,625,142	$ 1,624,222	$ 920
Total securities sold, not yet purchased	**$ 1,625,142**		

The amounts presented in each of the above tables include a net amount for those instances where the Entity holds the long and short positions for the same security symbol.

Equity securities owned and equity securities sold, not yet purchased, that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year. Futures contracts that are traded on a national commodities exchange are valued at the last reported settlement price on the last business day of the year.

NOTE 6 – DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market.

Derivatives used for risk management include warrants, rights, and futures.

Futures are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. Futures prices may be highly volatile, influenced by supply and demand, economic events, interest rates, and government interventions with the intent to influence prices.

The following table sets forth the fair value and absolute outstanding notional value at December 31, 2024:

Derivative Category	Fair Value Assets	Notional
Commodity	$ 2,074	$ 184,946

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2024
(dollars in thousands)

NOTE 7 – RECEIVABLE FROM CLEARING BROKERS

The clearing and depository operations for the Entity's securities transactions are primarily provided by BofA Securities, Inc. and Goldman Sachs & Co. LLC.

At December 31, 2024, substantially all of the securities owned and securities sold, not yet purchased, and the amounts receivable from clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from these clearing brokers. To the extent that there are securities at these clearing brokers, the securities serve as collateral for the amounts payable to the clearing brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

The table that follows sets forth information about the amounts receivable from clearing brokers at December 31, 2024:

	Receivable
Futures	$ 2,074
Receivable from clearing brokers	410,637
	$ 412,711

NOTE 8 – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a single-member LLC and, therefore, is not subject to federal income taxes.The Entity is currently not subject to state or local income taxes.

The Entity's U.S. federal income tax return is generally subject to examination by the Internal Revenue Service for a period of three years after it is filed. State and local tax returns and/or other filings may be subject to examination for different periods, depending upon the tax rules of each applicable jurisdiction.

The Entity is not presently associated with an open tax examination.

At December 31, 2024, management has determined that there are no material uncertain income tax positions.

NOTE 9 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $1,000, whichever is greater. At December 31, 2024, the Entity had net capital of $172,992, which exceeded its requirement of $1,844 by $171,148.

NOTE 10 – SUBSEQUENT EVENTS

The Entity evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on the statement of financial condition. Such evaluation was performed through February 26, 2025, the date that this statement of financial condition was issued.